April 5, 2005


via facsimile and U.S. mail

Mr. William D. Blake
Vice-President and Treasurer
Calcasieu Real Estate & Oil Co., Inc.
One Lakeside Plaza
Lake Charles, Louisiana 70601



	Re:	Calcasieu Real Estate & Oil Co., Inc.
		Form 10-KSB, Filed March 16, 2005
		File No. 001-31905

Dear Mr. Blake:

      We have reviewed the above filing and have the following comments. Our review has been limited to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the year ended December 31, 2004

Note 1. Significant Accounting Policies, page 22

1. Please expand your policy disclosure to address the manner in which you account for your oil and gas royalty interest income and the associated properties. Ensure that you indicate whether you follow the successful efforts or full cost method of accounting for the properties in which you own a royalty interest.

2. Add a policy note to address the manner in which you account for your timber assets. Explain the methodology you use to amortize the timber as it is sold.

Note 3. Oil and Gas Properties, page 26

3. We note your statement "Reserve information relating to estimated quantities of the Company`s interest in proved reserves of natural gas and crude (including condensate and natural gas liquids) is not available." Confirm, if true, that you are relying upon the exception in paragraph 10 of SFAS 69 for royalty interests owned as your basis for not presenting proved oil and gas reserve quantities as required by paragraph 7(a). Please note that if you are relying upon this exception, you are required, as stated in paragraph 10, to disclose "the enterprise`s share of oil and gas produced for those royalty interests ... for the year." In addition, this exception should not preclude disclosure of the additional supplementary information required by paragraphs 7(b) - (e). Tell us why you have not provided all of the supplementary disclosures required by SFAS 69, given that your royalty revenues, which are included in the definition of revenues in paragraph 25, represent 10% or more of the combined revenues of all of your industry segments.

Note 6. Company Operations, page 28

4. We note your disclosure on page 2, stating that you do not report financial information by segments "...because neither agriculture nor timber produce as much as 15% of total receipts." Please submit the quantitative threshold tests that you performed for each period under paragraphs 18(a) and (c) of SFAS 131, in determining that additional segment information is not required.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jennifer Goeken at (202) 824-5287, or in her absence, Karl Hiller at (202) 942-1981, if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 942-1870 with any other questions.
Direct
all correspondence to the following ZIP code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Calcasieu Real Estate & Oil Co., Inc.
April 5, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE